[HCC Letterhead]
June 25, 2007

Via EDGAR and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	HCC Insurance Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File Number: 001-13790
Gentlemen:
The purpose of this letter is to respond to comments received on June 15, 2007 from the Commission’s Staff with respect to the above referenced filings for HCC Insurance Holdings, Inc. (“the Company”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter, with the Staff’s comments presented in bold-face text followed by the Company’s response.
Form 10-K for the year ended December 31, 2006
(2) Acquisitions, Goodwill and Disposition, page F-16
1.	Please provide to us in disclosure type format a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill for the acquisition of the Health Products Division of Allianz in accordance with paragraph 51(b) of SFAS 141. Also explain to us why this acquisition did not result in any identifiable intangible assets and why you do not include pro forma financial information in accordance with paragraph 54 of SFAS 141.
A.	In our Form 10-K for the year ended December 31, 2006, we disclosed that we were in the process of obtaining additional information to complete our purchase price allocation for the recently-acquired Health Products Division of Allianz Life Insurance Company of North America (“the Health Products Division”). During the first quarter of 2007, we completed our valuation process and concluded that there were no separately identifiable assets not subsumed into goodwill and that the goodwill reflected the value of the assembled workforce and significant synergistic value related to the acquisition. As a result, the $137.2 million of goodwill disclosed in our Form 10-K did not change.

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

In response to your inquiry about the factors that contributed to a purchase price that resulted in goodwill, we refer the Staff to pages 9-10 of our Form 10-Q for the quarter ended March 31, 2007, where we provided additional information based on our completed purchase price allocation. Given the relatively small size of the acquisition to the Company (see materiality analysis in C. below), we considered the level of disclosure to be appropriate. However, after consideration of the Staff’s comments, we will expand the disclosure in our future 2007 filings on Form 10-Q and Form 10-K to include the following:
On October 2, 2006, we acquired the Health Products Division in a purchase business combination for $140.0 million in cash. In addition, we assumed the Health Products Division’s outstanding loss reserves totaling $149.7 million and net miscellaneous other liabilities of $0.4 million, for which Allianz paid us cash. We acquired the Health Products Division to expand our medical stop-loss line and diversify our business by adding several new medical excess products; to add skilled underwriters and managers with extensive experience with medical stop-loss and medical excess products; to apply our unique synergies to the Health Products Division’s business to increase its profitability; and to strengthen our competitive position as a leader in the medical stop-loss and excess lines.
We expect the Health Products Division to generate a profit and positive cash flow due to the unique synergies (specialized systems, claims administration, operational focus and management expertise) our existing medical stop-loss business will contribute to the combined, post-acquisition business. For our purchase price allocation, we assessed the value of these synergies, as well as the value of the assembled workforce. The value of these items was subsumed into goodwill in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. We valued all identifiable assets and liabilities at fair value, including discounting the loss reserves by $2.9 million. The following table summarizes the fair value of assets acquired and liabilities assumed and the resulting $137.2 million of goodwill:

Premium, claims and other receivables	$6,372
Goodwill	137,154
Other assets	280

Total assets acquired	143,806

Loss and loss adjustment expense payable	146,811
Reinsurance balances payable	746
Premium and claims payable	4,375
Accounts payable and accrued liabilities	1,961

Total liabilities assumed	153,893

Net liabilities assumed	$10,087

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

B.	In response to your inquiry as to why the acquisition did not result in any identifiable intangible assets, we provide the following information:

In evaluating the accounting for this transaction, we were cognizant that many acquisitions of this type generate one or more identifiable intangible assets. As part of our analysis to identify and value any separately identifiable intangible assets, we performed the following procedures: 1) identified the types of intangible assets typical in similar acquisitions, 2) analyzed financial data of companies in the medical-stop loss business, the predominant product of the Health Products Division, 3) modeled estimated cash flows from the Health Products Division’s expected future business, and 4) engaged an outside valuation expert to critique our work and conclusions.

Based on our procedures, we concluded that the value of the Health Products Division acquisition arose from the combined value of its assembled workforce and the significant, unique synergies the Company brought into the transaction. These synergies include:
•	Significant industry-specific management expertise;

•	Operational focus on underwriting operations and profitability;

•	Specialized systems for administering medical stop-loss business; and

•	Claims handling expertise.
The assembled workforce consisted of the Health Products Division’s underwriters, who have significant industry knowledge and expertise in the medical stop-loss and medical excess businesses. Statement of Financial Accounting Standards No. 141, Business Combinations, Appendix B, paragraphs B102, B105 and B169 indicate that these assets should not be treated as separately identifiable assets, but the value should be subsumed into goodwill.

In addition, we considered other potential separately identifiable assets, none of which generated a separately identifiable asset in the Health Products Division acquisition. We have summarized below the key factors we considered and our conclusions related to each such item:
•	Non-contractual customer relationships, including renewal rights — We concluded that no intangible asset value should be assigned to the value of the Health Products Division’s non-contractual customer relationships for the following reasons. The acquired business is short-duration and fully cancellable at will by the policyholder. Relationships with policyholders are controlled by independent agents, while relationships with agents are maintained through the assembled underwriting workforce, which is comprised of at-will employees. Agents place business with medical stop-loss

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

insurance carriers based on price (the most significant factor), service, reputation and ratings. An insurance carrier’s reputation includes the willingness of its personnel to work efficiently and fairly with independent agents. This reputation is a critical element in the initial sales and renewal process. It is also critical for an insurance company to be able to retain its assembled workforce, particularly in an acquisition, in order to effectively service the business.

Although certain new agency relationships were generated through the Health Products Division acquisition, there was significant overlap between the Company’s existing agency relationships and those of the acquired business.

Despite the above, we also considered that renewal rights to the in-force business had some value and should be considered an intangible asset. We calculated the present value of estimated future cash flows using industry averages for our loss ratio and expense ratio assumptions, then performed sensitivity tests of our calculations over a range of ratios. The majority of the scenarios generated a substantial negative present value. Those assumptions that generated a positive present value were highly optimistic. Based on our analysis, we concluded that, if any intangible asset existed related to non-contractual customer relationships and/or renewal rights, there would be no associated value.
•	Acquired licenses — We did not acquire a licensed insurance company, we were already licensed in all states in which the Health Products Division operated, and we had to file licenses for any Health Products Division agents with whom we did not have a previous relationship. As a result, we did not ascribe a value to acquired licenses.

•	Marketing personnel and functions — Our personnel absorbed most of the Health Products Division’s marketing functions, and we terminated the majority of their redundant marketing personnel. As a result, we did not ascribe a value to marketing personnel or related functions.

•	Acquired systems and processes — Because the acquired underwriting systems and processes were cumbersome and ineffective, we immediately installed our frontline systems/processes and utilized them to handle any business written after the acquisition. As a result, we did not ascribe a value to acquired systems and processes.

•	Administrative and transition services agreements — We entered into two agreements with Allianz that permitted us to retain access to its systems after the acquisition to process payments of pre-acquisition losses and loss

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

adjustment expenses from Allianz’s bank accounts. We ascribed no value to these agreements since we pay market value for use of their systems.
•	Non-compete agreements — The purchase agreement did not provide for any employee non-compete agreements and none were executed for ongoing employment. The purchase agreement provided for a non-compete by Allianz within the medical stop-loss business for two years after the acquisition. We attributed no value to this contract, since a seller seeking to leave a line of business generally would agree to such a provision and the value of the transaction would be the same with or without it.

•	LifeTrac — We obtained a third-party valuation of LifeTrac, a network for providing organ and bone marrow transplants obtained in the acquisition. The valuation ascribed $530,000 to the business, which we recorded as goodwill. Due to the immaterial amount, we did not assess whether any of this value related to an identifiable intangible asset.
C.	In response to your inquiry as to why we did not include pro forma financial information, we determined that the disclosure was not required because the acquisition was not a material business combination. In reaching this conclusion, we considered the pre-acquisition activity of the Health Products Division and two other small acquisitions. The percentages of their combined 2005 results to our corresponding consolidated 2005 amounts are as follows:
•	Investment in and advances to subsidiaries — 2.3%

•	Total assets — 3.6%

•	Income from continuing operations — 2.4%
Since these percentages were substantially below 5% in all categories and the acquired companies’ results of operations were otherwise not material to our consolidated results of operations, we did not include the pro forma disclosures in our 2006 Form 10-K.
(6) Notes Payable, page F-25
2.	We note that both of the notes outstanding contain features that may change the conversion price “under certain conditions.” Please provide to us in disclosure type format a discussion of these certain conditions, and how they will affect the conversion price.
We note that a comprehensive description of the conditions that may change the conversion price is included in the respective Indenture for each series of notes. These Indentures are Exhibits to the Company’s Form 10-K for the year ended December 31,

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

2006. For the Staff’s ease of reference, the conditions that may change the conversion price pursuant to the terms of the Indentures are as follows:
a)	Issuance of our common stock as a dividend or distribution to all holders of our common stock;

b)	Subdivisions and combinations of our common stock;

c)	Issuance to all holders of shares of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the market price of our common stock on the business day immediately preceding the date of announcement of the issuance;

d)	Distributions to all holders of our common stock of shares of our capital stock, evidences of our indebtedness, or other assets, including securities but excluding: (i) common stock referred to in Item a) above, (ii) rights or warrants referred to in Item c) above, (iii) any dividends or distributions of stock, securities or other property or assets in connection with a reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance resulting in a change in the conversion consideration under the terms of the notes (which in certain circumstances allow the note holders to convert the notes into the consideration that would have been received in one of the aforementioned transactions in clause (iii) had the note holder been a holder of our common stock at the time of such transaction), and (iv) any dividends or distributions paid exclusively in cash;

e)	Distributions consisting exclusively of cash to all holders of our common stock to the extent that those distributions, combined together with: (i) all other all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus (ii) any cash and the fair market value of other consideration paid in any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for that distribution. Our “market capitalization,” as of any date, is the product of the sale price of our common stock on such date times the number of shares of our common stock then outstanding; and

f)	Purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with: (i) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the tender offer for which no adjustment has been made, plus (ii) the

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

aggregate amount of any all-cash distributions referred to in Item f (i) above to all holders of our common stock within 12 months preceding the expiration of the tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of the tender offer.
We believe these conditions are standard anti-dilution provisions designed to maintain the value of the conversion option in the event of an equity restructuring, as specified in EITF Issue No. 05-2, The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19, paragraph 8.
The Company will include the following expanded disclosure (revisions are underlined) in its future Form 10-K and Form 10-Q filings, where applicable:
Our 1.30% Convertible Notes are due in 2023. We pay interest semi-annually on April 1 and October 1. Each one thousand dollar principal amount of notes is convertible into 44.1501 shares of our common stock, which represents an initial conversion price of $22.65 per share. The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common stock, such as stock splits, reverse stock splits, stock dividends and extraordinary dividends, that effect all of the holders of our common stock equally and that could have a dilutive effect on the value of the conversion rights of the holders of the notes or that confer a benefit upon our current stockholders not otherwise available to the Convertible Notes. Holders may surrender notes for conversion if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 consecutive trading days during the period of 30 consecutive trading days ending on the last trading day of that quarter is more than 130% ($29.45 per share) of the conversion price per share of our common stock. We must settle any conversions by paying cash for the principal amount of the notes and issuing our common stock for the value of the conversion premium. We can redeem the notes for cash at any time on or after April 1, 2009. Holders may require us to repurchase the notes on April 1, 2009, 2014 or 2019, or if a change in control of HCC Insurance Holdings, Inc. occurs on or before April 1, 2009. The repurchase price to settle any such put or change in control provisions will equal the principal amount of the notes plus accrued and unpaid interest and will be paid in cash.
Our 2.00% Convertible Exchange Notes are due in 2021. We pay interest semi-annually on March 1 and September 1. Each one thousand dollar principal amount is convertible into 46.8823 shares of our common stock, which represents an initial conversion price of $21.33 per share. The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common stock, such as stock splits, reverse stock splits, stock dividends and extraordinary dividends, that effect all of the holders of our common stock equally and that could have a dilutive effect on the value of the conversion rights of the holders of

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2007

the notes or that confer a benefit upon our current stockholders not otherwise available to the Convertible Exchange Notes. Holders may surrender notes for conversion if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of that quarter is more than 120% ($25.60 per share) of the conversion price per share of our common stock. We must settle any conversion by paying cash for the principal amount of the notes and issuing our common stock for the value of the conversion premium. We can redeem the notes for cash at any time on or after September 1, 2007. Holders may require us to repurchase the notes on September 1, 2007, 2011 or 2016, or if a change in control of HCC Insurance Holdings, Inc. occurs on or before September 1, 2007. The repurchase price to settle any such put or change in control provisions will equal the principal amount of the notes plus accrued and unpaid interest and will be paid in cash.
___________________
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have sought to respond to all of your comments and will incorporate the disclosures, where indicated above, in our future filings. We look forward to working with the Staff to resolve any further comments. Please direct any questions with regard to this response to Edward H. Ellis, Jr., Chief Financial Officer, at (713) 690-7300.
Sincerely,
/s/ Edward H. Ellis, Jr.
Edward H. Ellis, Jr.
Executive Vice President and
Chief Financial Officer